Filed Pursuant to Rule 425
Filing Person: SL Green Realty Corp.
Subject Company: Reckson Associates Realty Corp.
Commission File Number: 1-13762

FINAL TRANSCRIPT

EXCERPTS FROM

Conference Call Transcript

SLG - SL Green Realty Corp 2006 Investor Day

Event Date/Time: Dec. 04. 2006 / 1:15PM ET

CORPORATE PARTICIPANTS

Stephen Green

SL Green Realty Corp - Chairman

John Snow

Former Secretary of the Treasury

Michelle LeRoy

SL Green Realty Corporation - VP IR

Marc Holliday

SL Green Realty Corporation - President and CEO

Andrew Mathias

SL Green Realty Corp. - CIO

Steve Durels

SL Green Realty - EVP, Director of Leasing

Ed Piccinich

SL Green Realty - EVP, Director of Property

Greg Hughes

SL Green Realty - CFO

PRESENTATION

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 Marc Holliday  - SL Green Realty Corporation - President and CEO

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Before I turn it over I just would like to respond to a question that I assume one or two people have out there. Obviously the entering into the merger agreement with Reckson was both a major undertaking and a highlight for this company.

To stand here and tell you otherwise would not be genuine. But one the emotional aspect of this deal is behind you, and trust me, we got past the emotions very quickly, all that’s left is a business opportunity and an asset trade. And that is how we look at this right now. You know well enough to know that we don’t chase deals that don’t make sense, we don’t get into bidding wars. I think tell of that, more telling than Reckson, of the $1 billion we acquired this year, there was about $18 billion of other transactions, $20 some odd billion of other transactions that we saw, anyone of which we would loved to have acquired ourselves and we passed on.

We bought a billion, we passed on 19 plus, whatever the number is. That’s more staggering in terms of evaluating our approach to doing the business, knowing when the price is right and when it’s not and getting past the emotion and the ego of trying to win a bid. We pride ourselves in doing a deal that we think makes sense so that is why we stated last week that we would not increase or match the offer that was put on the table by the competing bidder.

And this is based on our conclusion of many months of diligence and investigation of these properties, we signed the agreement recall back in August, so we just don’t believe that the value is there to support the competing bid. And I think the withdrawal of Mack-Cali and Harry Macklowe validates our position on that. We’ve done a deal with Reckson that we are confident is the right deal for Reckson shareholders and we hope to move things to a quick conclusion. We’re in a very good position, which ever way this deal turns out, and I think that’s the most important take away.

We are very comfortable with where we stand now. We’ve just done two wonderful transactions this morning that’ll contribute to our long-term growth over time. We have more in the pipeline. It’s more important to us to do good deals than just do deals and being in our position I really do appreciate, I think it’s a win/win and I think you’ll come to that same conclusion hopefully, whichever regardless the way that this turns out.

And we’re working 24/7 on the deal just to be prepared to respond to situations as they break, it’s a very fast moving situation. So in addition to everything else including the preparation for this presentation today, which was also a monumental event, we just want you to know we are on top of things, we’re fairly lucid in the way we evaluate this situation and however it goes we’re in great shape. And that’s really all I can say on that topic.

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QUESTION AND ANSWER

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Unidentified Audience Member

Marc, you had said earlier with respect to Reckson that, I want to get this right, you would not increase or match the offer. Was the use of the word increase —?

Marc Holliday  - SL Green Realty Corporation - President and CEO

Increase or match the—?

Unidentified Audience Member

Well you used the word increase and then you said or to match.

Marc Holliday  - SL Green Realty Corporation - President and CEO

I think everyone’s trying to read a little too much into what I’m saying and I’m usually very clear with it. I got notes throughout the — I think the press has already botched it along the way, it’s very simple. There’s a $49 bid on the table, we’re not going to increase or offer to match or exceed that bid, period. There’s no other way I can put it, I think that’s clear, and if it’s not I will clarify it follow-up.

But we’re just not — that offer at $49 is beyond where we see value. We’re not going to match it, we’re not going to increase. I mean obviously if the stock price rises on its own, every our stock price goes up the value of our offer goes up a little bit more, that’s out of our control. But what’s in our control is an increase in that offer to match Icahn’s bid or worse yet to get into a bidding war, we’re not going to do that, that’s what we’ve said.

In terms of what our strategy is, we would never enter into a dialog about what we will and won’t do in that regard. We feel very comfortable with where we are now, we have responses for any situation that we think arises over the next several days, we think we’re in a position to try and conclude this transaction and we think we have a very good handle on what these properties are worth, what this company’s worth and we’re going to proceed accordingly.

So this isn’t a forum for me to go into what are those options and how are we going to respond, but there was a very simple specific statement we made last week and I reiterated today, and that’s it. So I can expand —.

Unidentified Audience Member

No that’s clear.

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